LEASING AGREEMENT FOR MINING EXPLORATION WITH ASSIGNMENT
OPTION OF MINING RIGHTS

Between SOCIEDAD MINERA LA BODEGA LTDA., commercial corporation incorporated through Public deed No. 2252 of September 19,1983 granted at the Fourth (4th) Notary of Bucaramanga, represented by Arsenio Gélvez Garcia, of age, neighbor of this city, holder of Citizen Identification Card number 91.234.329 issued in Bucaramanga, acting in his capacity as legal representative of the company, being duly empowered for entering into this agreement as evidenced in the enclosed certificate of legal representation and existence, and in the Shareholders General meeting Minutes of 19-09-05 and of the Board of Directors Minutes of 06-02-06, on one part, hereinafter the LESSOR; and CVS EXPLORATIONS LTDA., a commercial corporation incorporated through Public deed No. 05 of January 3, 2003 granted at the Sixteenth (16th) Notary of Bogotá, represented by Ernesto López Gómez, of age, neighbor of this city, holder of Citizen Identification Card number 16.761.000 issued in Cali, acting in his capacity as legal representative of the company, being duly empowered for entering into this agreement as evidenced in the enclosed certificate of legal representation and existence, on the other part, hereinafter the LESSEE, this Leasing Agreement for Mining Exploration with Assignment Option of Mining Rights have been entered into, stated in the following clauses, with these previous considerations:

1.

SOCIEDAD MINERA LA BODEGA LTDA. Is the current holder of the Mining Concession Agreement No. 3451 dated September 10, 2004, which purpose consists in the exploitation of one deposit of precious metals located in the jurisdiction of the California municipality, department of Santander, in an area of 178 hectares and 6.585 square meters.

2.	The company CVS EXLORATIONS LTDA is interested in performing mining exploration works in the zone with mining title 3451, to be subsequently defined, and depending on the exploration results, its interest to acquire the mining title 3451.

3.

With the purpose of executing the mining exploration works, the parties have agreed to enter into a leasing agreement with exploratory purposes, with assignment option of the mining rights, that shall be ruled by the following articles:

ARTICLE FIRST

PURPOSE OF THE AGREEMENT

1.1

By virtue of this Agreement, the LESSOR grants to the LESSEE as leasing the mining right to perform in an exclusive manner the mining exploration works in the area of the Mining Concession Agreement No. 3451 for precious metals and other concessions, located at California municipality, department of Santander, with boundaries established in the enclosed mining registry certificate, issued by the mining authority, Annex No. 1, which is integral part of this agreement and the parties expressly declare that they totally know it.

SUB-PARAGRAPH. This right comprises the transfer of all easements that the LESSOR may have on the lots of third parties with whom it may have any agreement, as well as any other agreement that authorizes the mining exploration in such areas. The LESSOR shall cooperate with the LESSEE in order to negotiate the access to the surface property of the lots within the area of the Concession Agreement No. 3451, when it is required to carry out the exploration works in such lots. The LESSOR binds itself to transfer to the LESSEE all the lots that it acquires during the enforceability of this agreement located in the zone of the mining title No. 3451, in the event that it exercises the option established in Clause 6.1.

1.2

As from the date of the execution of this agreement, the LESSEE shall have the first and irrevocable option by the LESSOR in order to cause the assignment in its favor, pursuant to the conditions established herein, of the total mining rights and obligations derived from mining title No.3451. At any time during the enforceability of the agreement the LESSEE may terminate it without any rental payment, value or indemnity, in which event there shall be no return of amounts paid until such date. The obligation established in this clause implies for the LESSOR the obligation of not only respecting the established option in favor of the LESSEE, but similarly to comply it within the specific conditions established also herein.

ARTICLE SECOND

DURATION

This agreement shall have a duration of four (4) years, counted as from the date of its execution, and shall be extended by previous and written agreement between the parties, notwithstanding the LESSEE´s right to terminate the agreement in an anticipated manner at any time, pursuant to the provisions of Clause 1.2.

ARTICLE THIRD

PRICE AND PAYMENT MANNER

3.1

The price to be paid by the LESSEE for the leasing and the assignment of the mining title subject matter of this agreement is the total amount of SEVEN MILLION UNITED STATES OF AMERICA DOLLARS (US$ 7.000.000) and ONE MILLION Common stock in the Canadian company COMCORP VENTURES INC, payable as follows:

3.1.1	At the execution of this document the amount of THREE HUNDRED THOUSAND UNITED STATES OF AMERICA DOLLARS

(US$300.000), which the LESSOR declares to have satisfactorily received.

3.1.2

At the first year counted as from the execution of this document, the amount of FOUR HUNDRED THOUSAND UNITED STATES OF AMERICA DOLLARS (US$400.000) and the right of subscribing in a free manner 250.000 Common stock in the Canadian company COMCORP VENTURES INC, which shall be provided and delivered by the LESSEE.

3.1.3

At the second year counted as from the execution of this document, the amount of FIVE HUNDRED THOUSAND UNITED STATES OF AMERICA DOLLARS (US$500.000) and the right of subscribing in a free manner 250.000 Common stock in the Canadian company COMCORP VENTURES, which shall be provided and delivered by the LESSEE.

3.1.4

At the third year counted as from the execution of this document, the amount of TWO MILLION EIGHT HUNDRED THOUSAND UNITED STATES OF AMERICA DOLLARS (US$2.800.000) and the right of subscribing in a free manner 250.000 Common stock in the Canadian company COMCORP VENTURES, which shall be provided and delivered by the LESSEE.

3.1.5

At the second year counted as from the execution of this document, the amount of THREE MILLION UNITED STATES OF AMERICA DOLLARS (US$3.000.000) and the right of subscribing in a free manner 250.000 Common stock in the Canadian company COMCORP VENTURES, which shall be provided and delivered by the LESSEE.

3.2

The amounts expressed in dollars shall be paid in the pesos equivalent at the payment date, pursuant to the Market Representative Rate of the average of the ten days preceding the payment date. When the transfers are made form abroad, the calculation of the average of the last 10 days shall be made 10 days before the payment date.

SUB-PARAGRAPH. The LESSOR reserves the right to inform, with 30 calendar days in advance, by writing to the LESSEE, its wish to receive the payments in dollars abroad.

3.3

The LESSOR declares that it subjects to the terms of the Canadian legislation for purposes of shares issuance and to the mandatory withholding of the shares for the 4 months term following its issuance date.

ARTICLE FOURTH

REPRESENTATIONS AND GUARANTIES

4.1	The LESSOR hereby declares that the following facts are true:

4.1.1	The LESSOR is a limited liability company, organized and existing in accordance with the laws of the Republic of Colombia.

4.1.2	The LESSOR´s operations are duly authorized by the competent authorities, and has complied with all the administrative and judicial requirements regarding the activities of the company.

4.1.3

The mining title No. 3451 is free of liens and of any other ownership limitation and has not been sold or promised to be sold by the LESSOR to any third party, and it has not entered into commercial agreements that may have any effect upon the property or tenancy of the same;

4.1.4

There is no legal, statutory or contractual provision that forbids the LESSOR to enter into and perfect this Agreement and therefor it is not prevented from carrying out the transactions subject matter of the same;

4.1.5

The LESSOR does not know of any proceeding, claim or lawsuit of civil, commercial or environmental nature or of any other type against the LESSOR and regarding the mining title, that may affect the property or tenancy of the same by the LESSEE;

	4.1.6	The mining rights referred to in mining title No. 3451 are enforceable and clear in everything referring to duties, royalties, contributions, technical reports, etc.

4.2	The LESSEE hereby declares that the following facts are true and acknowledges that its truthfulness and existence are the determining cause that induces the LESSOR to enter into this Agreement:

	4.2.1	The LESSEE is a limited liability company organized and existing in accordance with the laws of the Republic of Colombia.

	4.2.2	The LESSEE has complied with all legal and statutory requirements for the entering into of this Agreement;

	4.2.3	There is no applicable legal or statutory provision that prevents THE LESSEE from acquiring the mining title;

4.3

The LESSEE undertakes to constitute a Tort Policy, for an amount of five hundred million pesos ($500.000.000.oo), and with an enforceability equal to the duration term of the agreement and two months more. The policy shall be replaced each time that due to sanctions imposed its amount be decreased or exhausted.

4.4

In order to guarantee the attention to the environmental liability the LESSOR undertakes to maintain, at its cost, the environmental policy that shall constitute to guarantee the compliance of the Environmental Management Plan, if required by the environmental authority, during the enforceability of the agreement and two months more. The policy shall be replaced each time that due to sanctions imposed its amount be decreased or exhausted.

ARTICLE FIFTH

EXPLORATION WORKS

5.1

During the enforceability of this agreement the LESSEE may carry out in the areas of the mining title promised to be assigned, mining activities of preliminary projection and technical exploration, understood as such the activities of topographic, geological, geochemical and geophysical uplifting, taken of samples, test drilling with mechanical or manual drills, pre-development works, and other operations of similar detail, extent and depth tending to establish and/or quantify the quantity and quality of the existing mineral in order to project its future exploitation. The LESSOR shall have no right of withholding the samples taken by the LESSEE, who shall assume the royalty payments of such minerals.

SUB-PARAGRAPH: The herein mentioned exploration activities shall not limit the right of the LESSOR to continue with the exploitation and benefit of the existing minerals in the area of the mining title.

5.2

In development of these activities, the LESSEE may only take out materials or take samples in the strictly necessary quantities for the analysis and pilot tests. The LESSOR shall render special cooperation for the development of the exploratory works of the LESSEE, from which it shall receive written information with 7 days in advance in the event that they may interfere with the exploitation works carried out, specially regarding the authorization for the taken of samples, mapping and drilling from the tunnels and other underground works. In turn, the LESSEE shall search for the rapid execution of its works, avoiding as possible to cause trouble to the LESSOR´s exploitation.

5.3

The LESSOR binds itself to explore the mining zones strictly following the mining and environmental legislation and other neighboring and inherent provisions to mining activity, exercising its activities with the most possible diligence with the purpose of avoiding any fact that shall affect the mining title, but with full administrative, technical, operating and contractual autonomy; always provided that the conservation of the environment, its restoration and substitution is guaranteed in accordance with the provisions of the environmental mining guidelines for the subsoil exploration, for which fact the LESSOR shall not assume any risk or responsibility contractual or not for the activities developed by the LESSEE. All the studies required by the mining and environmental authorities and others that should be necessary for the exploration shall be on account of the LESSEE.

5.4	The LESSOR has the right to inspect the operations of the LESSEE, without causing interference or trouble in its works.

5.5

In the event that the LESSEE does not exercise its option right, shall deliver to the LESSOR all the geological information obtained on the contracted area, which includes the geological, geochemical, geophysical maps, samples results, samples tests, drillings, witnesses and other studies performed during the exploration of the contracted area.

5.6

Within the fifteen (15) days following the execution of this agreement, the LESSOR binds itself to deliver to the LESSEE all the technical, geological and environmental information and of any other nature that it holds regarding the concession agreement No. 3451 area. The reproduction costs of such studies and documents shall be in charge of the LESSEE.

ARTICLE SIXTH

ASSIGNMENT OPTION RIGHT OF THE MINING TITLE

6.1

The LESSEE, when so decided, and during the enforceability of this agreement, shall state to the LESSOR, through written communication delivered at the address established in Clause 10.3, shall inform its intention of accepting or rejecting the option. Such communication, which shall be delivered with at least thirty (30) calendar days in advance to the termination of the agreement, implies on the part of the LESSEE the waiver to the remaining duration term of the agreement, in the event of being the same affirmative or negative.

6.2

If the declaration is negative the agreement will be deemed automatically terminated, fact which would not generate any payment obligation in charge of the LESSOR, notwithstanding the payments accrued until such date.

6.3

If the declaration is affirmative the LESSOR shall proceed within the five (5) calendar days following the submission of the total assignment of rights notice before the mining authority, pursuant to articles 22 and 352 of Law 685 of 2001, enclosing the relevant assignment agreement. Within the same term, the LESSEE shall pay to the LESSOR the remaining payable price, to complete the total value established under Clause 3.1.

6.4

Within the same term the LESSOR shall request authorization for the assignment of the environmental authorization or for the change of applicant, as the case may be, before the environmental authority, pursuant to article 29 of Decree 1220 of 2005 from MAVDT.

6.5

Within the one hundred and eighty (180) calendar days following to the date of the acceptance of the option declaration, the LESSOR shall remove the personal property, which until that date it may have used for the exploitation of the deposit.

6.6

The LESSOR expressly reserves the right it has ( until the final perfecting of this option) to exercise as holder of the mining rights owned, and to comply the obligations before the State, responding for the ones imposed to it as beneficiary of the mining title, specially in relation with the necessary inspection and supervision of the compliance of the provisions of the Mining Code, and those regarding the environmental protection, labor and social guaranties, industrial safety, exchange regime, payment of taxes, duties, royalties and contributions, and others regarding the subject matter of the agreement. It shall be responsible for the timely submission of all reports and the compliance of all the requirements related to the area of the mining title, before mining or environmental authorities, as well a s before the local authorities. The LESSOR shall be responsible for the commitments acquired before the State in the PTI and PMA or the documents which replace them and the LESSEE shall be responsible for its commitments as Explorer.

6.7

The LESSEE may, at any time during the enforceability of the agreement, withdraw or resign from the business agreed under this option agreement, without this causing any penalty or expenditure in its charge; however, the money already delivered until such time to the LESSOR shall not be reimbursable and it shall proceed with the removal of the machinery, equipments and elements destined to its exploration works, always provided that this removal does not cause any damage or detriment to the production infrastructure.

6.8

The LESSOR may not sell or transfer at any title without authorization from the LESSEE, the mining rights derived from title No. 3451, and in any case, the purchaser or assignee shall assume the obligation of respecting the option right, in the same conditions in which it was agreed.

6.9

At the date of execution of this agreement the LESSOR shall grant power of attorney to a lawyer appointed by the LESSEE, with ample powers for the assignment of the concession agreement No. 3451 in favor of the LESSEE, in the event that it exercises the option provided for under this agreement, in order to proceed with the transfer of the referred mining title, in the event of the following circumstances: i) that the option right have been exercised; II) that the LESSOR has not submitted in a timely manner the notice of rights assignment within the term established under clause 6.3 above, for any reason.

ARTICLE SEVENTH

TAXES

7.1	The payments arising from this agreement for stamp tax and legalization, from this option, as well as from the document through which it shall be formalized, shall be in charge of the LESSEE

7.2	The corresponding taxes, pursuant to the law, shall be in charge of the LESSOR.

7.3	The LESSEE shall be responsible and shall assume all the taxes that would be applicable in accordance with the law, for entering into this agreement.

ARTICLE EIGHTH

ASSIGNMENT AND SUB-CONTRACTING

8.1

The LESSEE may at any time alienate or assign the rights arising from this agreement; in such event, the acquirer or assignee undertakes the same obligations and acquires the same rights of its predecessor.

8.2

The LESSEE shall also be empowered to sub-contract with another person the exploration, or to go into partnership to finance the mining activity, but in any case being under its responsibility the exploration and the integral compliance of this agreement.

8.3	The LESSEE must inform to the LESSOR in an adequate manner and with 30 calendar days in advance, about the occurrence of the events subject matter of this clause.

ARTICLE NINTH

TERMINATION OF THE AGREEMENT AND INDEMNITIES

9.1	TERMINATION CAUSES. The following shall be causes to terminate this agreement, in addition to the ones provided by law:

	9.1.1	The termination of the contractual term without having the LESSEE exercised its option right.

	9.1.2	The resignation or retirement of the LESSEE, in the event provided for under numbers 6.2 and 6.7 hereof.

	9.1.3	The exercise of the option that is perfected with the assignment of the mining title and the assts transfer, in the terms and conditions provided for under this agreement.

9.1.4

The serious or reiterated default by the parties of the obligations established in the agreement, in such manner that its execution becomes impossible, and specially, the one regarding the payment of the contributions or price parts, at the latest within the thirty (30) working days following the dates agreed under article third. In the event of serious and reiterated default of one of the parties of any of the obligations derived from this agreement, the affected party shall be entitled to demand from the other the compensation of the total damages suffered, without prejudice, of being able to demand the compliance of the agreement or its termination, for which purpose it shall previously require the other party and shall grant to it a term of 30 days to remedy the failure.

9.2	RESOLUTORY CONDITION. This Agreement shall be terminated in anticipated manner in the event that: (i) the mining or environmental rights are definitively cancelled, in such a manner that the LESSEE may not be able to perform the necessary activities to comply with this Agreement; or (ii) having the mining exploration operations been initiated the LESSEE has to suspend them by definite order from competent authority; or (iii) if the LESSOR prevents form the free exercise of the mining exploration works. In the event that the termination of the agreement is attributable to the LESSOR, it shall restitute to the LESSEE the value of the amounts paid as price of this agreement, notwithstanding the indemnity for damages caused.

9.3

FORCE MAJEURE.The parties shall be exempt of the timely compliance of those obligations in their charge in accordance with the agreement, when it is evidenced that the default has been caused by acts or facts unforeseen, unforeseeable and/or irresistible, such as war,, serious alteration of public order, riots, as well as any other circumstance not attributable to the will of the parties and which prevents form the execution of the agreement. Any of the parties that may suffer an event of this type, must immediately communicate such circumstance to the other, together with the relevant details and other information that the other party may require.

9.4

ENVIRONMENTAL LIABILITY AND ILLEGAL EXPLOITATIONS. The LESSOR shall be responsible in front of the LESSEE and in front of third parties for the environmental liability existing in the zone, generated by the proper activities of the development of the mining works and of benefit legally accepted by the mining and environmental authorities, executed by it until the date of perfecting the purchase option provided for under this agreement. The LESSOR must carry out all the legal procedures of any nature in order to suspend the existing illegal exploitations in the zone and shall continue with the legal actions initiated in order that the provisions of the Mining Code be complied. SUB-PARAGRAPH: Once perfected the purchase option, the environmental liability shall be assumed by the LESSEE. For such purpose, the LESSOR shall have duly complied with the requirements of the environmental law and from the environmental authority.

ARTICLE TENTH

GENERAL CLAUSES

10.1

ARBITRATION. Any controversy or difference relating hereto shall be resolved by a court of arbitration designated by the Bucaramanga Chamber of Commerce which will be adjusted to the following rules: a) the court shall be integrated by three (3) neutral arbiters, with experience in the mining sector. The internal organization of the court shall be subject to the rules provided for such purpose by the Center for Arbitration and Mercantile Conciliation of the Chamber of Commerce. c) The court shall decide according to law any matter that may be submitted to their study; d) the Court shall operate in Bucaramanga, at the Center for Arbitration and Mercantile Conciliation of the Chamber of Commerce in such city.

10.2	DOCUMENTS. The following form integral part of this agreement:

10.2.1	Mining Registry Certificate of Agreement No. 3451.

10.2.2	Certificate from the Chamber of Commerce on SOCIEDAD MINERA LA BODEGA LTDA.

10.2.3	Certificate from the Chamber of Commerce on CVS EXPLORATIONS LTDA.

10.2.4	Concession Agreement No. 3451 executed on September 10, 2004.

10.2.5	Certificate from CDMB by which the process of the PMA is certified.

10.3	ADDRESSES. Any notice or communication required pursuant to this Agreement, shall be in writing and delivered personally, transmitted by fax or mailed (courier or certified), stamp pre-paid. All notices shall be sent to the following addresses:

LESSOR: Carrera 38 No. 34-58 Bucaramanga, Santander
LESSEE: Carrera 7 No. 71-52 Torre B, Piso 9

The date of receipt of a notice or communication shall be that in which such notice or communication is delivered to the relevant party.

10.4	If any stipulation of this agreement were to be determined as null or inefficacious by competent authority, the rest of the agreement shall continue enforceable and shall be executed.

10.5

Confidentiality. The parties agree to maintain under strict confidentiality all the information or documentation to which they may have access as the consequence of the nature of this agreement. Consequently they shall limit disclosure of information merely to employees who may require knowing it, informing them about the obligations assumed under this agreement. The parties: i) shall not disclose this agreement nor the information relating to the matters agreed upon, and ii) they shall protect such information with great care to prevent its unauthorized disclosure exercising the same degree of care used for protecting their own confidential information. The restrictions on use of the disclosure of the information shall not apply to any information:

	10.5.1	independently developed during the exercise of operations by any of the parties, free from any restriction without infringing this agreement;

	10.5.2	upon having arrived or being available to the public without having caused infringement by any of the parties;

	10.5.3	that may be disclosed by any of the parties to meet a legal requirement from competent authority, exception which comprises press advertisements and other disclosures to the public required by the Canadian stock exchange authorities, always provided that the party obliged to disclose the information, shall disclose the portion of information that is legally required.

10.5.4	Such restriction shall not apply equally to all the processes that are necessary in front of INGEOMINAS or any other competent authority for purposes of the ASSIGNMENT.

The Contractors expressly agree upon reading this agreement, to its provisions, since it represents all the previously negotiated agreement, and therefor we execute it before qualified witnesses, in counterparts of identical legal value and text, one for each contractor in the city of Bogotá, this 8th day of the month of February, 2006, we acknowledge the content and the genuiness of our signatures, before a Notary Public of the Bogotá Circle.

THE LESSOR	THE LESSEE
(Signed)	(Signed)
ARSENIO GÉLVEZ GARCIA	ERNESTO LÓPEZ GÓMEZ
C.C. 91.234.329	C.C. 16.761.000
Legal Representative	Legal Representative
SOCIEDAD MINERA LA BODEGA LTDA	CVS EXPLORATIONS LTDA

WITNESSES:

(Signed)	(Signed)
HAMER ROY BELLO ROCHA	BLANCA STELLA FRIAS OSORIO
C.C. 11.321.579	C.C. 28.132.016

Notarial seal from the sixteenth Notary Public of the Bogotá Circle. Process of personal Appearance and Acknowledgment for the Lessor, the Lessee and the Witnesses, dated February 8, 2006.